March 13, 2009

FILED VIA EDGAR

Mr. Eric Envall

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Hampshire Thrift Bancshares, Inc.
Registration Statement on Form S-3
Filed February 13, 2009
File No. 333-157328

Dear Mr. Envall:

Set forth below are the responses of New Hampshire Thrift Bancshares, Inc. (“NHTB” or the “Company”) to the staff’s letter of comment, dated February 25, 2009, relating to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2009. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the staff’s comment letter.

Form S-3

•	General

1.	We note that you are registering the resale by selling securityholders of shares of the company’s preferred stock. Please provide your analysis supporting the determination that the offering meets the transaction requirements of General Instruction I.B of Form S-3 with respect to the registration of the preferred stock. If the offering does not meet these transaction requirements, please remove the preferred stock from the registration statement.

The Company has reviewed General Instruction I.B of Form S-3 and has determined that the offering of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A does not meet the transaction requirements specified in General Instruction I.B of Form S-3. Accordingly, the Company has removed the preferred stock from its registration statement.

Mr. Eric Envall

March 13, 2009

2.	We note that there are outstanding comments on your Form 10-K for the period ended December 31, 2007. All comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

On January 30, 2009, the Company filed with the Commission its response to the staff’s letter of comment dated January 16, 2009 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”). By letter dated March 4, 2009, the staff informed the Company that they had no additional comments regarding the Company’s 2007 Form 10-K.

*        *        *

Should the staff have any questions, or require further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/ Richard A. Schaberg, Esq.

Richard A. Schaberg, Esq.